UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

(Offeror)

EMBRATEL PARTICIPAÇÕES S.A.

(Bidder and Affiliate of Offeror)

(Name of Filing Persons)

Preferred Shares, no par value, and American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: 55 21 2121-3636

with copies to

Daniel Sternberg, Esq.

Nicolas Grabar, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,603,382,015	$185,621.14

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Person at a purchase price of R$23.00 in cash per Preferred Share. As of June 30, 2010, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 29,379,149 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 199,124,767 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on August 26, 2010 of US$1 = R$1.7592.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00007130 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$185,621.14
Form or Registration No:	Schedule TO-T
Filing Party:	Empresa Brasileira de Telecomunicações S.A. – Embratel
Date Filed:	August 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) by Empresa Brasileira de Telecomunicações S.A. (“Embratel”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on September 2, 2010 and Amendment No. 2 to the Schedule TO filed with the SEC on September 21, 2010. The Schedule TO relates to the offer by Embratel (the “Tender Offer”) to purchase any and all preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”), from all holders other than Embratel Participações S.A. (“Embrapar”), wherever located. The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010 (the “Offer to Purchase”) attached and filed with the Schedule TO as Exhibit (a)(1)(i).

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 3 refer to the Offer to Purchase.

SUMMARY TERM SHEET – Do you have the financial resources to pay for the Preferred Shares?

The first sentence on page 4 is amended and restated in its entirety to read as follows:

Embratel intends to fund the tender offer through its available cash resources and through the proceeds of an offering of debentures by Embratel in Brazil.

SPECIAL FACTORS – Valuation Report of Banco Itaú BBA S.A.

The second bullet point under the heading titled Valuation Report of Banco Itaú BBA S.A. on page 22 is amended and restated in its entirety to read as follows:

The valuation report regarding Net was prepared in compliance with CVM Instruction 361/02. The valuation report was prepared exclusively in Portuguese, and has been translated into English.

The third paragraph on page 26 is hereby amended and restated in its entirety to read as follows:

Itaú BBA received U.S.$466,000 from Net for coordination and distribution services of unsecured and unsubordinated notes issued by Net in January 2010. Additionally, certain divisions of Itaú BBA (including affiliates from the Itaú Unibanco Group) regularly engage in ordinary course commercial transactions with Net and/or its affiliates. Otherwise, Itaú BBA and its affiliates received no other compensation from Net or its affiliates in connection with investment banking services during the past two years.

Pursuant to Itaú BBA’s engagement letter, Embratel has agreed to pay Itaú BBA U.S. $400,000 for the preparation of its valuation report, which fee shall be due whether or not the tender offer is consummated. Additionally, Itaú BBA is the intermediary institution for the tender offer in Brazil, for which service it will receive a flat fee of U.S. $500,000 and a success fee of 0.12% over the value of the Preferred Shares acquired in excess of 50% of all Preferred Shares.

THE TENDER OFFER – Section 1 – Terms of the Tender Offer and Expiration Date – Proration

The following three paragraphs are inserted as the third, fourth and fifth paragraphs of the heading titled Proration on page 28

An example of proration, for illustrative purposes only, follows.

Of the 228,503,916 Preferred Shares outstanding, 197,208,849 Preferred Shares are held by public shareholders. Assuming for purposes of this example that this share ownership remains the same, if any number of publicly-held Preferred Shares between one-third (65,736,283) and two-thirds (131,472,566) of the outstanding publicly-held Preferred Shares is tendered into the offer, Embratel will purchase 65,736,283 (i.e., one-third) of the publicly-held Preferred Shares.

If, for example, 100,000,000 Preferred Shares are tendered into the auction by public shareholders, Embratel will purchase 65,736,283 Preferred Shares and return 34,263,717 Preferred Shares on a pro rata basis. The proration factor in this case would be 0.657, based on the ratio that the 65,736,283 Preferred Shares purchased bears to the 100,000,000 Preferred Shares tendered into the auction by public shareholders. In the event of proration, Embratel will apply the same proration factor to shares tendered by non-public shareholders. Therefore, if non-public shareholders tender 1,000,000 Preferred Shares into the offer, and proration applies, Embratel will purchase 657,363 Preferred Shares from such holders and return 342,637 Preferred Shares to such non-public shareholders, on a pro rata basis. In such example, the aggregate number of Preferred Shares purchased from all shareholders would be 66,393,656.

THE TENDER OFFER – Section 6 – Source and Amount of Funds

The final sentence on page 38 is amended and restated in its entirety to read as follows:

Embratel plans to acquire the tendered Preferred Shares, all Preferred Shares sold pursuant to the exercise of the shareholder put right and to cover any related fees and expenses through its available cash resources and through the proceeds of an offering of two series of debentures in Brazil in an aggregate principal amount of R$3,500 million. Banco Citibank S.A. will act as coordinating bank in the offer. While the debentures have not yet been issued and their terms have not yet been finalized, the first series of debentures is expected to have a term of three years and the second series is expected to have a term of four years.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

By:	/s/ José Formoso Martínez
Name: José Formoso Martínez Title: President Date: September 27, 2010

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ José Formoso Martínez
Name: José Formoso Martínez Title: President Date: September 27, 2010

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